UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

To

FORM 40-F

[Check one]

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	Commission File Number

NOVADAQ TECHNOLOGIES INC.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English (if applicable))

Ontario

(Province or other jurisdiction of incorporation or organization)

3845

(Primary Standard Industrial Classification Code Number (if applicable))

Not applicable

(I.R.S. Employer Identification Number (if applicable))

2585 Skymark Avenue, Suite 306, Mississauga, Ontario, Canada L4W 4LS (906) 629-3822

(Address and telephone number of Registrant’s principal executive offices)

Copies to:

Aaron Fransen Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario, Canada M5l 1B9 (416) 869-5500	David S. Rosenthal, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036 (212) 698-3500

C T Corporation System

111 Eighth Avenue, 13th Floor, New York, New York 10011

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Exchange on Which Registered
Common Shares, no par value	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐            No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐            No ☐

EXPLANATORY NOTE

This Amendment No. 1 to the Registration Statement on Form 40-F of Novadaq Technologies Inc. (the “Registrant”) is being filed solely to include a revised auditor’s report in Exhibit 99.2 with respect to the audited consolidated financial statements for the year ended December 31, 2011 and 2010 together with the notes thereto, including management’s discussion and analysis dated February 16, 2012 for the year ended December 31, 2011 and to include the consent of the auditors for inclusion of their revised report as Exhibit 99.45.

DOCUMENTS FILED AS PART OF THIS REGISTRATION STATEMENT

The following documents have been filed as part of this Registration Statement on Form 40-F as Exhibits hereto and, are incorporated by reference in this Registration Statement:

Exhibits	Documents

Annual Information

99.1*	annual information form of the Company dated March 24, 2011 for the year ended December 31, 2010;

99.2	audited consolidated financial statements for the year ended December 31, 2011 and 2010 together with the notes thereto, including management’s discussion and analysis dated February 16, 2012 for the year ended December 31, 2011;

99.3*	audited consolidated financial statements for the year ended December 31, 2010 and 2009 together with the notes thereto, including management’s discussion and analysis dated March 24, 2011 for the year ended December 31, 2010;

99.4*	management information circular of the Company dated April 5, 2011 prepared in connection with the Company’s annual meeting of shareholders held on May 20, 2011;

99.5*	report on proxies for the annual meeting of the shareholders held on May 20, 2011;

Quarterly Information

99.6*	unaudited interim consolidated financial statements of the Company for the period ended March 31, 2011 together with the notes thereto, including management’s discussion and analysis for the period ended March 31, 2011 (restated);

99.7*	unaudited interim condensed consolidated financial statements of the Company for the period ended June 30, 2011 together with the notes thereto, including management’s discussion and analysis for the period ended June 30, 2011 (restated);

99.8*	unaudited interim condensed consolidated financial statements of the Company for the period ended September 30, 2011 together with the notes thereto, including management’s discussion and analysis for the period ended September 30, 2011 (restated)

99.9*	unaudited interim consolidated financial statements of the Company for the period ended March 31, 2011 together with the notes thereto, including management’s discussion and analysis for the period ended March 31, 2011;

99.10*	unaudited interim condensed consolidated financial statements of the Company for the period ended June 30, 2011 together with the notes thereto, including management’s discussion and analysis for the period ended June 30, 2011;

99.11*	unaudited interim condensed consolidated financial statements of the Company for the period ended September 30, 2011 together with the notes thereto, including management’s discussion and analysis for the period ended September 30, 2011;

Material Change Reports

99.12*	material change report dated March 24, 2011 announcing that Novadaq closed its previously announced private placement financing of 4,731,864 units, consisting of 4.731,864 common shares and 2,129,339 warrants, at a price of $3.17 per unit for aggregate proceeds of $15,000,000;

99.13*	material change report dated November 29, 2011 announcing that the Company has signed exclusive multiyear sales and marketing agreements with KCI Medical Resources Ltd, KCI US Inc., LifeCell Corporation and LifeCell Medical Resources Limited for the commercialization of Novadaq’s Spy System in additional surgical and wound care applications;

99.14*	material change report dated January 1, 2012 announcing that the Company has signed an exclusive distribution agreement, together with its US subsidiary, Novadaq Corp. with Maquet Cardiovascular LLC, for the promotion, sale and delivery of its products throughout the United States;

News Releases

99.15*	news release dated January 4, 2011 announcing that Novadaq will present at January investor conferences;

99.16*	news release dated February 2, 2011 announcing that Novadaq completed its purchase of TMR Business from PLC Systems;

99.17*	news release dated March 18, 2011 announcing that Novadaq entered into a subscription agreement pursuant to which it will initiate a private placement offering of units;

99.18*	news release dated March 21, 2011 announcing that Novadaq will release fiscal 2010 year-end and Q4-10 financial results on March 28;

99.19*	news release dated March 22, 2011 announcing that Novadaq will present at the 10th Annual Needham Healthcare Conference;

99.20*	news release dated March 25, 2011 announcing that Novadaq has completed the private placement offering of units;

99.21*	news release dated March 28, 2011 announcing that Novadaq reported fiscal 2010 full-year and fourth quarter financial results;

99.22*	news release dated April 29, 2011 announcing that Novadaq will release fiscal Q1-11 financial results on May 12;

99.23*	news release dated May 11, 2011 announcing notice of the annual and special shareholder meeting;

99.24*	news release dated May 18, 2011 announcing that Novadaq will present at BioFinance 2011;

99.25*	news release dated May 18, 2011 announcing that Novadaq has appointed David C. Martin Vice President, Business Development and Investor Relations;

99.26*	news release dated May 24, 2011 announcing that Novadaq has appointed G. Steven Burrill to its Board of Directors;

99.27*	news release dated July 25, 2011 announcing that Novadaq will release Q2-2011 financial results on August 4;

99.28*	news release dated August 4, 2011 announcing that Novadaq reported its Second Quarter 2011 financial results;

99.29*	news release dated August 29, 2011 announcing that Novadaq will present at September investor healthcare conferences;

99.30*	news release dated October 6, 2011 announcing that Novadaq has sent 165 system shipments during Third Quarter 2011;

99.31*	news release dated October 24, 2011 announcing that Novadaq will release Q3-2011 financial results on November 4;

99.32*	news release dated November 1, 2011 announcing that Novadaq will present at November investor healthcare conferences;

99.33*	news release dated November 4, 2011 announcing that Novadaq reported Third Quarter 2011 financial results;

99.34*	news release dated November 30, 2011 announcing that Novadaq and KCI signed commercialization agreements for the SPY system;

99.35*	news release dated December 1, 2011 announcing that Novadaq will present at the Canaccord Genuity 6th Annual Medical Device Conference;

99.36*	news release dated December 22, 2011 announcing that Novadaq will present at the 14th Annual Needham Growth Conference;

99.37*	news release dated January 3, 2012 announcing that Novadaq named MAQUET Cardiovascular the exclusive U.S. distributor of CO2 heart laser products;

99.38*	news release dated February 2, 2012 announcing that Novadaq will release fiscal 2011 year-end and Q4-2011 financial results on February 16; and

99.39*	news release dated February 16, 2012 announcing that Novadaq reported fiscal 2011 full-year and fourth quarter financial results;

Other Material Documents Filed with Canadian Securities Regulators

99.40*	Marketing and Sales Distribution Alliance Agreement made and entered into as of November 29, 2011 by and between LifeCell Medical Resources Limited and Novadaq;

99.41*	Marketing and Sales Distribution Alliance Agreement made and entered into as of November 29, 2011 by and between LifeCell Corporation and Novadaq;

99.42*	Marketing and Sales Distribution Alliance Agreement made and entered into as of November 29, 2011 by and between KCI USA, Inc. and Novadaq;

99.43*	Marketing and Sales Distribution Alliance Agreement made and entered into as of November 29, 2011 by and between KCI Medical Resources Ltd. and Novadaq;

99.44*	Distribution Agreement made on November 10, 2011 to take effect on January 1, 2012 by and between Novadaq Corp and Novadaq; and

Consents

99.45	Consent of Ernst & Young LLP.

* Previously filed.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVADAQ TECHNOLOGIES INC.

By:	/s/ Arun Menawat

Name:	Arun Menawat
Title:	President and Chief Executive Officer

Dated March 1, 2012